

December 20, 2006

<u>**Via US Mail and Facsimile**</u>

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

    **Re:**     **Sibling Entertainment Group, Inc.**
                **Form 10-KSB for the Year Ended June 30, 2006**
                **Form 10-QSB for Quarterly Period Ended September 30, 2006**
                **Commission File Number: 333-60958**

Dear Mr. Cardwell:

We have completed our review of your Forms 10-KSB and 10-QSB referenced above and related filings and have no further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief